SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                       Securities and Exchange Act of 1934

                          Commission File Number 1-7327

   Waste Management Holdings, Inc. (formerly known as Waste Management, Inc.)
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             (Exact name of registrant as specified in its charter)

          1001 Fannin, Suite 4000, Houston, Texas 77002 (713) 512-6200
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    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                          7% Medium-Term Notes due 2005
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            (Title of each class of securities covered by this Form)

                     Convertible Subordinated Notes due 2005
       Chemical Waste Management, Inc. Liquid Yield Option Notes due 2010
                          (Zero Coupon - Subordinated)
         Liquid Yield Option Notes due 2012 (Zero Coupon - Subordinated)
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(Title of all other classes of securities for which a duty to file reports under
                         Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)           ( )           Rule 12h-3(b)(1)(i)           (x)
Rule 12g-4(a)(1)(ii)          ( )           Rule 12h-3(b)(1)(ii)          ( )
Rule 12g-4(a)(2)(i)           ( )           Rule 12h-3(b)(2)(i)           ( )
Rule 12g-4(a)(2)(ii)          ( )           Rule 12h-3(b)(2)(ii)          ( )
                                            Rule 15d-6                    ( )

Approximate number of holders of record as of the certification or notice date:  96
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         Pursuant to the  requirements  of the Securities  Exchange Act of 1934,
Waste Management Holdings, Inc. (formerly known as Waste Management, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    WASTE MANAGEMENT HOLDINGS, INC.

Dated: July 17, 1998                By:      /s/ Gregory T. Sangalis
                                            ------------------------
                                    Name:    Gregory T. Sangalis
                                    Title:   Vice President and Secretary